Mail Stop 3561

March 30, 2010

Thomas J. Lynch
Chairman of the Board and Chief Executive Officer
Frederick's of Hollywood Group Inc.
1115 Broadway
New York, New York 10010

> **Re:** **Frederick's of Hollywood Group Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 24, 2010**
> **File No. 001-05893**

Dear Mr. Lynch:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director